Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED

OF

OCULUS INNOVATIVE SCIENCES, INC.

Oculus Innovative Sciences, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify that:

FIRST: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Corporation’s Restated Certificate of Incorporation, as amended, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation, as amended, of this Corporation be amended by changing the Article thereof numbered Subsection A of FOURTH so that, as amended said Article FOURTH Subsection A shall be and read as follows:

“A. Authorized Stock. The Corporation is authorized to issue two classes of stock to be designated respectively Preferred Stock (“Preferred Stock”) and Common Stock (“Common Stock”). Effective at 5:00 p.m. Eastern Time on June 24, 2016, the total number of shares of all classes of capital stock the Corporation shall have authority to issue is twelve million seven hundred fourteen thousand two hundred eighty six (12,714,286). The total number of shares of Preferred Stock the Corporation shall have the authority to issue is seven hundred fourteen thousand two hundred eighty six (714,286). The total number of shares of Common Stock the Corporation shall have the authority to issue is twelve million (12,000,000). The Preferred Stock and the Common Stock each shall have a par value of one one-hundredth of one cent ($0.0001) per share. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of Preferred Stock, or of any series thereof, unless a vote of any such holders of Preferred Stock is required pursuant to the provisions established by the Board of Directors of the Corporation (the “Board of Directors”) in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then, except as may otherwise be set forth in this Restated Certificate of Incorporation, the only stockholder approval required shall be the affirmative vote of a majority of the combined voting power of the Common Stock and the Preferred Stock so entitled to vote.

Effective at 5:00 p.m. Eastern Time on June 24, 2016 (such time, on such date, the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Restated Certificate of Incorporation, as amended, each five (5) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the NASDAQ Capital Market as of the date of the Effective Time, by (b) the fraction of one share owned by stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

SECOND: That thereafter, pursuant to resolution of the Corporation’s Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware on June 29, 2015, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Oculus Innovative Sciences, Inc., has caused this Certificate to be signed by its duly authorized officer this 21st day of June, 2016.

OCULUS INNOVATIVE SCIENCES, INC.

By: /s/ Jim Schutz____________________
Jim Schutz
President and Chief Executive Officer